Exhibit 99.1

Betterware de Mexico to Acquire JAFRA’s Operations in Mexico and the United States

Guadalajara, Jalisco, Mexico – January 18, 2022 – Betterware de Mexico S.A.P.I. de C.V. (“Betterware” or the “Company”) (Nasdaq: BWMX) today announced that it has signed a Definitive Agreement to acquire 100% of JAFRA’s operations in Mexico and the United States from the Vorwerk Group based in Germany for a total cash consideration of US$255mm, equivalent to Ps. 5,355mm, on a debt-free, cash-free basis. The purchase price implies a valuation multiple of ~5.5x 2022E EBITDA prior to the identified cost synergies of US$5mm to US$10mm, and 4.8x 2022E EBITDA considering the mid-point of the synergies. The Company expects to close the transaction in the first half of 2022, subject to antitrust and regulatory approval in Mexico.

Betterware expects the acquisition to be highly accretive in the first year. The deal is expected to add approximately US$0.341/share to EPS in 2022E and over US$46mm of EBITDA without considering any of the identified cost synergies, which represents an accretion of ~15% when considering Betterware’s 3Q21 LTM EPS of US$2.45, considering the mid-point of the synergies the EPS would be US$0.48 representing an accretion of ~20% and an EBITDA add of US$54mm.

The acquisition is expected to be funded through a combination of US$225mm debt financing and US$30mm of existing cash on hand. Following the transaction, Betterware expects to continue to possess a strong balance sheet and a low leverage ratio of ~1.4x allowing the Company to also invest in support of its growth and continue to pay its quarterly dividend of Ps. 9.38 per share.

During 2Q21, Betterware initiated preliminary conversations with JAFRA which resulted in the signing of a non-binding Letter of Intent (LOI) on July 15th, 2021. Since signing the LOI, the Company has been limited in exercising the buyback plan due to the material nonpublic information of this transaction. Currently, the company is also in black out period due to the 4Q21 results. Once out of the blackout period, the Company plans to execute its buyback program.

Luis G. Campos, Executive Chairman of Betterware’s Board, stated, "We are excited to announce the acquisition of JAFRA and believe it represents a perfect strategic fit for Betterware.  This acquisition will expand our growth potential as we extend our geographic reach to include North America, strengthen our positioning in Mexico and expand our categories served to include the Beauty and Personal Care products. With the addition of JAFRA’s ~443k independent leaders and consultants2, the acquisition will also provide us with opportunity to continue to capitalize on the strong direct-selling online market trends and the substantial e-commerce opportunity we see for our business. We believe significant growth opportunity lies ahead for JAFRA through continuation of their digital transformation, which will be accelerated by leveraging our scale and infrastructure, and we look forward to welcoming the entire JAFRA team to our Company”.

The Company believes JAFRA represents a compelling acquisition as it meets its stringent acquisition criteria. The rationale for the proposed transaction is as follows:

All figures presented in USD consider a USD to Mexican Peso exchange rate of 21.0

1 JAFRA’s Net Income 2022E / Betterware’s shares outstanding

2 Independent leaders and consultants at the end of 2021

Financially compelling transaction:

•	Expected accretion in year one, prior to identified financial and operational synergies; and
•	The Company will use its ample leverage capacity and JAFRA’s EBITDA by itself covers ~2.8x the interest expense of the acquisition debt

Operationally, provides a platform for increased long term sales and profitability growth:

•	Increases diversification of Betterware’s current operations by category and by geography including a critical mass in the vast US market – a key international expansion opportunity for Betterware; and
•	Elevates JAFRA’s revenue growth and profit potential through the adoption of Betterware’s unique operating practices and infrastructure
•	Accelerates the digital transformation of JAFRA by leveraging Betterware’s omni-channel capabilities and capitalize on the significant e-commerce opportunity and strong direct selling online market trends

•	The companies will be managed as independent business by the existing talented respective management teams

JAFRA is a world leading brand of Direct Selling in the Beauty and Personal Care (B&PC) products industry with a strong presence in Mexico and the United States, with ~443k independent leaders and consultants selling unique products and revenue of ~Ps 5.8bn. The acquisition offers Betterware the opportunity to diversify its current operations by entering to the attractive and growing B&PC Industry with a total addressable market in Mexico and the US of ~US$100 billion per year3. In addition to entering the beauty and personal care industry, the acquisition of JAFRA provides a unique opportunity for Betterware to expand its geographic footprint to the United States, enhancing its international focus to the North American market rather than the Latin American.

JAFRA has a proven track record and a profitable business model with high cash flow generation, and over 65 years of experience in the direct selling of B&PC products. JAFRA will operate as a separate subsidiary with its management team remaining focused on its operations and growth strategies. Betterware intends to reinforce its three strategic pillars of Product Innovation, Technology and Business Intelligence across JAFRA’s operations in order to drive operational synergies. Betterware expects that by implementing best practices across JAFRA’s and its own operations, the combined company can yield favorable results that accelerate JAFRA’s growth and improve its profitability, positioning JAFRA as a leading company in Mexico and the US. Betterware’s management team strongly believes that elevating and building on its technology tools and platforms will enable it to have a greater market reach and to take advantage of the e-commerce opportunity in Mexico and the US.

All figures presented in USD consider a USD to Mexican Peso exchange rate of 21.0

3 Source: Euromonitor International, addressable market size considers Mexican and US markets

Conference Call Details

Management will hold a conference call with investors on January 19th, 2022 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

The webcast link to the slide presentation is:

https://viavid.webcasts.com/starthere.jsp?ei=1524485&tp_key=6aafadd474

Conference ID: 13726372

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13726372

Those wishing to access the webcast can visit the Investor Relations page on the company's website at:

https://investors.betterware.com.mx/

Advisors

DD3 Capital Partners is serving as financial advisor to Betterware and Greenberg Traurig is serving as legal counsel. Banco Santander is acting as financial advisor to Vorwerk and DLA Piper is serving as legal counsel.

About Betterware de Mexico S.A.P.I. de C.V. (NASDAQ: BWMX)

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogues per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

About JAFRA

With more than 65 years of experience, JAFRA is a world leading brand of Direct Selling in the Beauty and Personal Care products industry with a strong presence in Mexico and the United States. The company registered an average leader and consultant base of ~448k in 20214 in Mexico and US combined. JAFRA is vertically integrated, with an end-to-end operation encompassing product development, R&D, manufacturing, and distribution. The company has more than 1,200 SKUs in 4 different business segments: Fragrances, Color & Cosmetics, Skin Care and Toiletries.

4 JAFRA ended 2021 with ~443k independent consultants in Mexico and US

About Vorwerk

The Vorwerk SE & Co. KG family enterprise was founded in 1883. The holding company is based in Wuppertal, Germany. Vorwerk’s core business encompasses both the production and sale of high-quality household products. As a direct sales company, Vorwerk always seeks direct contact with its customers. Here, the advisor is at the center of activities and serves as a central point of contact for the customer. The Vorwerk family also includes Neato Robotics and the AKF Bank. Vorwerk generated consolidated sales of €3.2Bn in 2020 and operates in more than 60 countries.

Non-IFRS Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS. Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Forward Looking Statement Disclaimer

Statements contained in this press release that are not historical and reflect our views about future periods and events, including our future performance, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “would,” “anticipate,” “expect,” “believe,” “plan,” “hope,” “estimates,” “suggests,” “has the potential to,” “projects”, “assumes”, “goal”, “targets”, “likely”, “should” or “intend,” and other words and phrases of similar meanings, the negative of these terms, and similar references to anticipated or expected events, activities, trends, future periods or results. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed or implied in our forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including, without limitation, decline in demand for the Company’s services or products, the effect of general economic conditions generally, factors affecting consumer goods products, our reliance on third-party suppliers and manufacturers; our ability to attract, develop and retain talented personnel and our sales and labor force; our ability to maintain consistent practices across our locations; our ability to maintain our competitive position; our ability to integrate acquisitions; changes in the costs of the products we manufacture and/or distribute; increases in fuel costs; significant competition in our industry; seasonal effects on our business; and other risks and uncertainties described under the caption entitled “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC and under similar headings in our subsequently filed Quarterly Reports on Forms 6-K and other filings with the SEC. Our forward-looking statements in this press release / presentation speak only as of the date of this press release/presentation. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Unless required by law, we undertake no obligation to update publicly any forward-looking statements as a result of new information, future events, or otherwise.

The Company believes that the non-GAAP performance measures and ratios that are contained herein, which management uses to manage our business, provide users of this financial information with additional meaningful comparisons between current results and results in our prior periods. Non-GAAP performance measures and ratios should be viewed in addition, and not as an alternative, to the Company's reported results under accounting principles generally accepted in the United States. Additional information about the Company is contained in the Company's filings with the SEC and is available on Betterware’s website at:

www.investors.betterware.com.mx